EXHIBIT 99.1








                          Independent Auditors' Consent


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration Number 333-100743) of our report dated February 10, 2005 (except for note 20, which is at February 17, 2005) relating to the consolidated financial statements of Clearly Canadian Beverage Corporation for the year ended December 31, 2004, which appears in the Company's Annual Report on Form 20-F for the year ended December 31, 2004.


(Signed) "PricewaterhouseCoopers LLP"


Chartered Accountants
Vancouver, British Columbia
June 29, 2005